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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan/01/16 (MM/DD/YY) AND ENDING Dec/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Amarico Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln Road

(No. and Street)

West Redding (City) CT (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Amari 203-938-3530 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gargan, James M CPA

(Name – *if individual, state last, first, middle name*)

10 Carriage House Dr (Address) Danbury (City) CT (State) 06810 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael M Amari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Amarico Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires August 31, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

JAMES M. GARGAN, C.P.A.

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2016, and have issued my report thereon dated February 16, 2017. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that transactions were cleared through Hilltop Securities Inc and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under standards of the Public Company Accounting Oversight Board (PCAOB) and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2016, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Further, my scope of the audit consisted of a review of the accounting system and internal control to provide reasonable assurance that there were no material inadequacies found, except as I mentioned above regarding, the segregation of duties. As of this audit date there appears to be no material inadequacies as set forth.

Danbury, Connecticut
February 16, 2017

James M. Gargan, CPA

James M. Gargan, CPA

JAMES M. GARGAN, C.P.A.

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc.(Compamy) as of December 31, 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with the auditing and professional practice standards of the Public Company Accounting Oversight Board (PCAOB), included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances. I have reviewed the Company's management statement Exemption Report regarding, its claim for exemption from 17 C.F.R. section 240.15c3-3, under the exemption Provision 17 C.F.R.-240.15c3-3(k):2) (ii).

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2016, and the results of its operations and changes in financial position, and have met the requirements of it's exemption report for the year then ended in conformity with generally accepted principles of the PCAOB.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

James M Gargan CPA
Danbury, Connecticut
February 16, 2017

M AMARICO INC

Exemption Report

M Amarico Inc (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by The Securities and Exchange Commission (17 C.F.R.~ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.~ 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. ~240.15c3-3 under the following provisions of 17 C.F.R. ~240.15c3-3(k):2) (ii).

(2) The Company met identified exemption provisions in 17 C.F.R . ~240.15c3-3(k) throughout the year January 1 2016 to December 31, 2016 without exception.

I, Michael M Amari, President swear that, to my best knowledge and belief, this Exemption report is true and correct.

By: Michael Amari

Title: President

Dated Feb 15/17

JAMES M. GARGAN, C.P.A.

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

TO WHOM IT MAY CONCERN

I have reviewed the enclosed Firm's Exemption statement regarding an exemption to Rule 15C3-3. The Firm claims to clear through Hilltop Securities, Inc. (Hill)) on a fully disclosed basis. I satisfied myself that transactions were cleared through Hilltop Securities Inc and no information came to my attention that the Corporation did not comply with this requirement and the Company has no other clearing arrangements with anyone.

James M Gargan CPA

James M Gargan CPA

Danbury, Connecticut
Februry 16, 2017

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2016

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 62,732	
Accounts Receivable	572	
Securities Owned at Market Value (Cost $13,177)	15,091	
Prepaid Expenses & Deposits	557	
Total Current Assets		$ 78,952
Fixed Assets		
Furniture, Fixtures & Office Equip.	5,990	
Total	$5,990	
Less: Accumulated Depreciation	2,842	
Net Fixed Assets		$ 3,148
Other Assets		
Cash Surrender Value Life Insurance		78,316
Total Assets		$160,416

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 1,212
Shareholder Loan	16,040
Total Liabilities	17,252
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	93,164
Total Stockholders' Equity (Exhibit D)	$143,164
Total Liabilities and Stockholders' Equity	$160,416

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2016

Schedule A-1

Accrued Payable		850
Accrued Income Taxes		362
	Total	$ 1,212

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2016

Exhibit B

Revenue		
Commissions etc.	$34,461	
Unrealized Gain (Loss) on Securities Held	(3,719)	
Interest and Dividends	413	
Total Revenue		$ 31,155
Expenses		
Clearing Broker	24,097	
Employee Benefits (Note 3)	1,470	
Telephone	1,010	
Membership Dues & Subscriptions	734	
Auto Expense	90	
Utilities & Other Occupancy	2,460	
Professional Fee	3,200	
NASD & Other Regulatory Expenses	1,588	
Postage	50	
Property Tax	53	
General & Miscellaneous Expenses	56	
Total Expenses		$ 34,808
Profit (Loss) Before Depreciation, Taxes and Security Transact		(3,653)
Gain on Sale of Securities		4,584
Less: Depreciation (Note 5)		500
Loss on Sale of Securities		745
Income (Loss) Before Taxes		$ (314)
Changes in Income Taxes (Note 6)		545
Net Income (Loss)		**$ (859)**

The accompanying notes to financial statements are an integral part of this report

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2016

Exhibit C

Balance - Beginning of Year	$91,851	
Deduct: Net Loss Per Exhibit B	(859)	
Cash Surrender Value Life Insurance	2,172	
Balance - End of Year		$93,164

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$141,851	
Deduct: Net Loss Per Exhibit B	(859)	
Cash Surrender Value of Life Insurance	2,172	
Balance - End of Year		$143,164

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2016

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (858)	
Depreciation	500	
Cash (Uses) of Cash from Operating Activities		$ (358)
Changes in Assets and Liabilities		
Accounts Receivable	1,073	
Accrued Expenses and Taxes	825	
Shareholder's Loan	1,000	
Change in Marketable Securities	7,934	
Net (Uses) of Cash from Operating Activities		$ 10,832
Cash Flow From Investing and Financing Activities		
Net (User) of Cash from Investing and Financing		$ 0
Net (Increase) in Cash		10,474
Cash Beginning of Year		52,258
Cash End of Year		$ 62,732
Cash Paid During the Year for Income Taxes		$ 387

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Capital
As of December 31, 2016

		Schedule 1
Total Stockholder's Equity Per Exhibit A		$143,164
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	3,148	$ 3,705
Net Capital Before Haircuts on Securities Position		$139,459
Less: Haircuts on Securities Position		
		$ 2,264
Net Capital		$137,195
Net capital per Form-17A-5 as of 12/31/2016 was		$137,556

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2016

Schedule 1-a

Aggregate Indebtedness Liabilities		
Accrued Income Taxes	$	362
Accounts Payable		850
Total	$	1,212
Percentage of Aggregate Indebtedness to Net Capital		.009 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2016

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though Southwest Securities Inc. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2016

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$137,556
Net Capital Per Schedule 1	137,195
Difference Decrease	$ (361)
The Above difference is Reconciled as Follows:	
Increase in State Income Tax	(362)
Rounding	1
Total Difference	$ (361)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc
Note to Financial Statements
December 31, 2016

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through Hilltop Securities, Inc. (Hill). The agreement with (Hill) is for M. Amarico, Inc.(company) to deposit $50,000 in a Good Faith Account at Hilltop Securities Inc.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Employee Benefits

Employee benefits are Key Man Life Insurance for shareholder.

Note 4 - Insurance

The corporation has secured a Stockholders' Fidelity Bond Insurance Policy from Mercer Consumer for the term of one year commencing June 24, 2015 through June 24, 2016. The policy has a limit of $100,000 and is subject to a loss deductible clause of $5,000 per loss. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in NASD and Other Regulatory Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $500 for depreciation on equipment and is calculated under the Straight Line Method of Depreciation.

Note 6- Income Taxes

Income taxes consist of the following:

Current		
	Federal	$ 0
	State & Local	545
		$ 545
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2016 since the amount was immaterial.

Note 7 - Net Income (Loss)

The Net Loss of ($859) is arrived at after including net unrealized profit and losses from securities. Unrealized Gain on securities was ($3,719). Net realized gain on sale of securities was $3,839.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

Note 9 - The net capital requirement for the company is $5,000. The net capital is $137,165 for this Report. The net capital per Form X-17A-5 FOCUS (unaudited) as of December 31, 2016 was $137,556.

The difference of $361 is for year end adjustments for taxes due to adjustment from final review of the company. There are no material differences between the Focus report and this report.

The accompanying notes to financial statements are an integral part of this report.